UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

Îlot Saint-Joseph, Bureaux Convergence
12ter Quai Perrache
69002 Lyon, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 23, 2026, Valneva SE (“Valneva” or the “Registrant”) and Pfizer Inc. (“Pfizer”) announced topline results from the Phase 3 VALOR “Vaccine Against Lyme for Outdoor Recreationists” clinical trial of their investigational 6-valent OspA-based Lyme disease vaccine candidate PF-07307405 (LB6V, formerly known as VLA15). LB6V demonstrated more than 70% efficacy in preventing Lyme disease in individuals aged five years and above, with no safety concerns identified at the time of analysis.

In the pre-specified analyses, LB6V demonstrated:

•Efficacy of 73.2% from 28 days post-dose 4 (season 2) in reducing the rate of confirmed Lyme disease cases compared to the placebo arm (95% CI 15.8, 93.5)
•Efficacy of 74.8% from 1-day post-dose 4 (season 2) in reducing the rate of confirmed Lyme disease cases compared to the placebo arm (95% CI 21.7, 93.9)

Fewer than anticipated Lyme disease cases were accrued over the study period, and the pre-determined statistical criterion (95% confidence interval lower bound >20) was not met in the first pre-specified analysis (primary endpoint). Given the clinically meaningful efficacy and the fact that the 95% confidence interval lower bound was above 20 in the second pre-specified analysis, Pfizer is confident in the vaccine’s potential and is planning submissions to regulatory authorities.
A copy of the joint press release announcing the topline results is attached hereto as Exhibit 99.1.

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-286071).

Exhibit

Exhibit 99.1    Press release dated March 23, 2026

Cautionary Statement Regarding Forward Looking Statements

This Report contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, as well as planned regulatory submissions. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this Report, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this Report and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements, including the those set forth in the “Risk Factors” section of Valneva’s Annual Report on Form 20-F and any other documents filed with the U.S. Securities and Exchange Commission (SEC). Copies of these documents are available on the SEC’s website, www.sec.gov. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: March 23, 2026	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President